Filed by Terra Networks, S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Subject Company: Lycos, Inc.
                                                    Commission File No. 0-27830


                    Terra Networks, S.A. Slide Presentation


                               [terra LYCOS Logo]


                      The Creation of a Global Leader in
                            Internet, New Media and
                                Communications


             [Telefonica Logo]                     [Bertelsmann Logo]

                             Safe-Harbor Statement

This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Terra's and Lycos' businesses will not be integrated successfully; costs related to the merger; failure of the Terra or Lycos stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increase competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers.

For a detailed discussion of these and other cautionary statements, please refer to Terra's filings with the Securities and Exchange Commission, including the Risk Factors section of Terra's F-1 filing that became effective in November 1999, and Lycos' filings with the Securities and Exchange Commission, including the section titled "Factors Affecting the Company's Business, Operating Results and Financial Condition" of the Management's Discussion and Analysis in its From 10-K for the year ended July 31, 1999 and the Risk Factors section of Lycos' S-3 filing that became effective in March, 2000.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY TERRA AND LYCOS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER DOCUMENTS FILED BY TERRA AND LYCOS WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM TERRA.

                              Transaction Summary

Exchange Ratio:               $97.55 for every Lycos share
Collar:                       Symmetrical 20%
Structure:                    Tax free exchange of shares
Accounting:                   Purchase
Listing:                      Madrid, NASDAQ
Closing Conditions:           Shareholder Vote
                              Regulatory approval and other customary conditions
Expected Closing:             Calendar 3Q '00


     [Telefonica Logo]                            [Bertelsmann Logo]

Telefonica will underwrite a $2              Bertelsmann commits to a broad
Billion Terra rights offering at             world-wide alliance and enters
62 Euros, to be closed prior to the          $1 Billion, 5-year commerce
closing                                      agreement

Telefonica Moviles will form a joint
venture with Terra Lycos for a global
wireless unit.

                           Description of the Collar

                          Terra
                         Average       Exchange        Implied
                         Price(a)      Ratio(b)      Lycos Price
-------------------------------------------------------------------------------
Upper End                $68.06         1.433x         $97.55

Central Reference        $56.72         1.72%          $97.55

Lower End                $45.37         2.15%          $97.55


(a) Average closing price of Terra shares for the ten days ending on the tenth day prior to the closing date of the transaction

(b)  Number of Terra shares per each Lycos share

                          Terra Lycos Strategic Vision
        Value for Consumers and Shareholders Will be Created by Leading
             the Convergence of Media and Communications Globally


                               [GRAPHIC OMITTED]

               Fixed Telephony                              Web TV/Media


Mobile Communication           terra        LYCOS               Cable Modems


                            Multiple-Access Portal
                                     (MAP

                                             Wireless
               PDA's
                                                  Web Phone

                                Terra Networks

                                Terra Networks


                                             The Leading Global
                                             Spanish and Portuguese
[terra Logo]                                 Language Internet
                                             Access and Content
                                             Company

o    2 million subscribers
o    14 cuntries
o    Multiple access offerings
o    Rich/compelling content
o    Network model

                           Commanding Market Position


                               [GRAPHIC OMITTED]

                                                       Spain
U.S.A.                                                 #1   #1
     #1

                                        Guatemala
   Mexico                               #1     #1
  #2   #1                                                        Access Portal


               Peru
             #1     #1                             Brazil
                                                  #2   #2

               Chile
             #1     #1                       Argentina
                                                     #3

                        Rapid Subscriber Growth Across
                                 Latin America


Growth in Quarterly Subscribers
(In Thousands)

                                Growth - 522.5%
            -------------------------------------------------------
             320         485         681        1,317       1,992
            Mar-99      Jun-99      Sep-99      Dec-99      Mar-00

                        Rapid Subscriber Growth Across
                                 Latin America

Paid Subscribers                          Free Subscribers
(In Thousands Per Month)                  (In Thousands Per Month)
-----------------------------------       --------------------------------------

          Growth = 189.1%                         Growth = 6,447.1%
-----------------------------------       --------------------------------------
 304    364     564     758     879         17     122     297     559    1,113
Mar-99 Jun-99  Sep-99  Dec-99  Mar-00     Mar-99  Jun-99  Sep-99  Dec-99  Mar-00

                       Rapid Page View and Revenue Growth

Page Views                                 Quarterly Revenues
(Per Month)                                ($ in Millions)
-----------------------------------        ----------------------------------

       Growth = 181.3%                              Growth = 164.8%
-------------------------------            ------------------------------
  251     290     464     706              $15.6   $20.0   $34.2   $41.3
June-99  Sep-99  Dec-99  Mar-00            Jun-99  Sep-99  Dec-99  Mar-00

                         The Internet's Leading Network

                                 [LYCOS Logo]

o    44% U.S. reach
o    148 Million page views per day worldwide
o    Four of the world's top 20 internet sites
o    $78MM in Q3 revenues with $25MM of cash flow
o    An acquisition integration success story
o    Earnings positive for 4 consecutive quarters
o    Met or exceeded consensus for 16 straight quarters

              Lycos: Leadership in North America, Europe and Asia


                               [GRAPHIC OMITTED]


LYCOS
Canada              LYCOS                                        LYCOS
                    Europe              LYCOS                    Korea
LYCOS                                Greater Asia

                                                                      LYCOS
                                                                      Japan

              The Leading Telecom Group in Spain and Latin America

                               [Telefonica Logo]

o    #1 Telco in Spain and Latin America
o    #6 Wireless service provider worldwide
o    #1 TV broadcaster in Spain and Argentina
     (#2 Pay TV)
o    More than 62 million customers

                              [Bertelsmann Logo]

                Bertelsmann delivers leading content worldwide as the premier content provider on Terra Lycos


Representative Brands
o    Random House (#1 publishing house worldwide)
o    CLT-UFA/Pearson TV (#1 TV producer worldwide, #1 TV distributor in Europe)
o    Gruner + Jahr (#1 magazine publisher in Europe)
o    BMG Entertainment (#4 music company in the world)
o Bertelsmann Direct (#1 in clubs worldwide, #2 in media e-commerce worldwide)
o    Bertelsmann Arvato (#1 Printing house in Europe,
o    #1 in distribution/services)


o Bertelsmann is the most global media company in the world and the leading media company on the Internet


o Bertelsmann occupies leading market positions worldwide with over 600 companies in 54 countries

                               [terra LYCOS Logo]


                 The Creation of a Global Leader in Internet,
                         New Media and Communications

                    Terra Lycos: Global Internet Leadership


o    Internet's Largest Footprint with operations in 37 countries
o    175 Million page views per day
o    Industry Leading Revenue Growth
o    Over $3b in cash
o    LTM Operating Margins of 30%
o    Mobile Leadership
o    Deep Alliances with Market Leaders:
     Telefonica and Bertelsmann

              Terra Lycos: A Global Leader in Key Internet Regions


                              [GRAPHIC OMITTED]

          Canada
            #1                     Western Europe
                                        #3                       Japan
                                                                   #2

U.S. Hispanics      United States
     #1                  #4                                      Korea
                                                                   #1


               Latin America
                    #1                           Asia Pacific
                                                     #1

                            Terra Lycos Management

Senior Management
o    Chairman: Juan Villalonga
o    CEO: Bob Davis
o    COO: Abel Linares (present CEO Terra)
o    CFO: Ted Philip (present CFO Lycos)

Board of Directors
o    14 Total, 7 Independents, 4 from Telefonica and 3 from Lycos

                       The Terra Lycos Value Proposition


      Providing      Aggregating      Offering Rich      Monetizing
      Access         Audience         Content            Traffic

      Terra Libre
      Lycos Free
      Commundo
      Terra Line
      Terra Premium

                       The Terra Lycos Value Proposition


      Providing      Aggregating      Offering Rich      Monetizing
      Access         Audience         Content            Traffic

      Terra Libre    terra
      Lycos Free     LYCOS
      Commundo       HOTBOT
      Terra Line     Angelfire
      Terra Premium  tripod

                       The Terra Lycos Value Proposition


      Providing      Aggregating      Offering Rich      Monetizing
      Access         Audience         Content            Traffic

      Terra Libre    terra            QUOTE.COM
      Lycos Free     LYCOS            Gamesville
      Commundo       HOTBOT           terra
      Terra Line     Angelfire        sonique
      Terra Premium  tripod           invertia.com
                                      Wired News
                                      Big Brother
                                      LYCOS Zone

                       The Terra Lycos Value Proposition


      Providing      Aggregating      Offering Rich      Monetizing
      Access         Audience         Content            Traffic

      Terra Libre    terra            QUOTE.COM          Lyco Shop
      Lycos Free     LYCOS            Gamesville         WINGSPANBANK.COM
      Commundo       HOTBOT           terra              BARNES & NOBLE
      Terra Line     Angelfire        sonique            BBVA
      Terra Premium  tripod           invertia.com       DeRemate.com
                                      Wired News         Amadeus
                                      Big Brother
                                      LYCOS Zone

                       Terra Lycos Operational Synergies


                                                  Offering                   Monetizing
Providing Access         Aggregating Audience     Rich Content               Traffic
----------------         --------------------     ------------               ----------
o Lycos content and      o Community is one of    o Bertelsmann publishing   o LycosSHOP is one of the most
  services accelerate      the hottest areas        and music become the       powerful platforms for
  Terra's ability to       of growth in Latin       basis for further          e-commerce--over 2,800
  mine Telefonica's        America--Lycos has       community development      merchants
  40MM fixed line          the #1 community in
  subscribers              Tripod and Angelfire   o Exchange and translation o FairMarket auction relationship
                                                    of content and services    married with DeRemate.com,
o Lycos Digital media    o Lycos and Terra have     between Lycos Terra        the largest auction house in
  offerings (Sonique,      both pioneered the                                  Latin America
  MP3 Search) become a     "network of brands"
  draw for Telefonica's    model--the network
  2.3MM cable Subscribers  becomes stronger as
                           new brands are added
o Quote.com, MailCity
  and instant messaging
  become killer
  applications for
  Telefonica Mobile 20MM
  Subscribers

                               Revenue Synergies


o    Lycos Sale of Latin American Inventory
o    Bertelsmann $1bn Revenue Commitment
o    New Content Page Views
o    Mobile Portal Revenues
o    Worldwide Placements

                               Expense Synergies


o    Lycos Avoids Latin American Market Development
o    Terra Avoids US and Europe Market Development
o    Sales and G&A Leverage
o    Substantial Bandwidth Economies
o    Content Costs Greatly Reduced
o    Terra R&D eliminates search and community
o    Lycos R&D eliminates mobile products

                         Wireless Portal Joint Venture


                      o Access through wireless platform

                      o Content distribution to 20 million
                        customers

                      o Realtime E-Commerce
Telefonica Servicios                                     Terra LYCOS [Logo]
    Moviles, S.A.

                      o Anytime Anyplace

                      o Killer applications

                       Wireless Internet is the Next Wave


                      Mass Market Internet Opportunities


          o    1 Billion Users (2003)
          o    13% CAGR (1998-2003)

          o    330MM Subscribers (2003)
          o    5% CAGR (1998-2003)

          o    1 Billion Subscribers (2003)
          o    28% CAGR (1998-2003)

                      Telefonica Mobile Market Leadership


                               [GRAPHIC OMITTED]


                                                       Spain
El Salvador                                             [pie]         59%
 [pie]      33%                                         [triangle]    79.5%
 [triangle] 316.1%


          Peru                               Brazil
           [pie]      69%                     [pie]      70%
           [triangle] 41.3%                   [triangle] 99.9%


          Chile                    Argentina
           [pie]      52%           [pie]      25%
           [triangle] 76.9%         [triangle] 113.4%

                                                        Key
                                                        ---
                                                        [pie]      Market Share
                                                        [triangle] March 1999 -
                                                                   March 2000
                                                                   Annual Growth


Only included subsidiaries managed by Telefonica
Data as of March 31, 2000

                  [terra LYCOS Logo] A Growth Engine Worldwide


Revenue
CAGR 2000-2001                     Comparative Valuation Analysis
------------------------------     ----------------------------------------
Terra-         80.0%                            Aggr.                 Aggr.
Lycos                                          Market      2001E      Value
                                                Value    Revenue   Multiple
Yahoo          36.6%               ----------------------------------------
                                   Yahoo     $73,344    $1,377.0      53.3x
AOL            15.1%
                                   AMERICA
                                   ONLINE  126,352.4    10,797.9      11.4

                                   Terra
                                   LYCOS    22,020.5       900.0      24.5


1 Based on the value of Terra shares under the terms of the definitive merger agreement

Note: Revenue estimates based on industry reports.

                   Terra Lycos: Creation of Shareholder Value


o    Global Leadership
o    Large Scale and Diversified Revenues
o    Unparalleled Depth and Breadth of Access Platforms
o    Deep Telefonica and Bertelsmann Alliance
o    The Most Complete Investment Vehicle for Convergence
o    More than a $3bn cash position
o    Revenue Growth of nearly 80%
o    EBITDA Positive in Q4 2001
o    Opportunity to fully exploit premium assigned to first mover

                              [terra LYCOS Logo]